October 18, 2024

Erik Weaver
Executive Vice President & Chief Financial Officer
Life Time Group Holdings, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

       Re: Life Time Group Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-40887
Dear Erik Weaver:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services